Filed Pursuant to Rule 433

Registration No. 333-168509

Pricing Term Sheet

February 8, 2011

Chesapeake Energy Corporation

$1,000,000,000 aggregate principal amount of 6.125% Senior Notes due 2021

The following information supplements the Preliminary Prospectus Supplement, dated February 8, 2011, filed pursuant to Rule 424, Registration Statement No. 333-168509.

Issuer:	Chesapeake Energy Corporation

Aggregate principal amount offered:	$1,000,000,000 principal amount 6.125% Senior Notes due 2021

Ranking:	Senior unsecured

Coupon:	6.125%

Maturity:	February 15, 2021

Price to public:	100% of principal amount

Gross Proceeds to Issuer:	$977,250,000

Yield to Maturity:	6.125%

Spread to Benchmark Treasury:	+241 basis points

Benchmark Treasury:	UST 2.625% due November 2020

Gross Spread:	2.275%

Use of proceeds:	The issuer intends to use the net proceeds from this offering to repay indebtedness under the issuer’s corporate revolving bank credit facility.

Interest payment dates:	February 15 and August 15 of each year, commencing August 15, 2011

Record dates:	February 1 and August 1

Make-whole redemption:	At any time prior to the maturity date at Treasury Rate plus 50 basis points.

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC

Trade date:	February 8, 2011

Settlement date:	February 11, 2011 (T+3)

CUSIP:	165167 CG0

ISIN:	US165167CG00

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (866) 718-1649.